Exhibit 99.1

FOR IMMEDIATE RELEASE

IHS HOLDING LIMITED REPORTS SECOND QUARTER 2025 FINANCIAL RESULTS

SECOND QUARTER PERFORMANCE AHEAD OF EXPECTATIONS ACROSS ALL KEY METRICS

RAISED FULL YEAR 2025 OUTLOOK DRIVEN BY STRONG YEAR-TO-DATE MOMENTUM

London, United Kingdom, August 12, 2025. IHS Holding Limited (NYSE: IHS) (“IHS Towers” or the “Company”), one of the largest independent owners, operators, and developers of shared communications infrastructure in the world by tower count, today reported financial results for the second quarter ended June 30, 2025.

CONSOLIDATED HIGHLIGHTS – SECOND QUARTER 2025

The table below sets forth the select financial results for the three months ended June 30, 2025 and 2024:

	Three months ended
	June 30,	June 30,
	2025	2024	Change(2)
	$’million	$’million	%

Revenue	433.3	435.4	(0.5)
Adjusted EBITDA(1)	248.5	250.8	(0.9)
Income/(loss) for the period	32.3	(124.3)	126.0
Cash from operations	254.8	151.6	68.1
ALFCF(1)	54.0	66.9	(19.2)

(1)	Adjusted EBITDA and ALFCF are non-IFRS financial measures. See “Use of Non-IFRS financial measures” for additional information, definitions and a reconciliation to the most comparable IFRS measures.
(2)	In December 2024, the Company completed the disposal of its 70% interest in IHS Kuwait Limited. IHS Kuwait Limited contributed $11.1 million and $6.2 million to revenue and Adjusted EBITDA, respectively, in the second quarter of 2024.

Financial Highlights

●	Revenue of $433.3 million decreased 0.5% year-on-year, or increased 2.1% excluding the impact of the disposal of the Company’s Kuwait operations in December 2024
●	Organic growth of 11.1% was driven by 9.9% Constant Currency(1) growth, with the remainder being the net benefit of foreign exchange (“FX”) resets and power indexation. Constant currency growth was driven by increased revenue from Colocation, Lease Amendments, New Sites and escalators. This strong growth was partially offset by the 9.0% impact from the movement of foreign exchange rates, including the Nigerian Naira (“NGN” or “Naira”), versus the U.S. dollar (“USD”)
●	Adjusted EBITDA of $248.5 million decreased 0.9% year-on-year, or increased 1.5% excluding the impact of the Kuwait disposal. Adjusted EBITDA Margin of 57.3% was stable year-on-year, highlighting continued financial discipline. Income for the current period was $32.3 million
●	Adjusted Levered Free Cash Flow (“ALFCF”) of $54.0 million, a 19.2% decline, driven by a re-phasing of interest payments between quarters following November 2024 bond refinancing. Cash from operations was $254.8 million
●	Capital expenditure (“Total Capex”) of $46.3 million, down 13.8% year-on-year, reflecting actions taken to improve cash flow generation
●	Consolidated net leverage ratio(2) of 3.4x, down 0.5x year-on-year, within the target of 3.0x-4.0x
●	Full year 2025 guidance raised driven by strong year-to-date performance, and despite now incorporating the estimated reduction in contribution from the disposal of the Company’s Rwanda operations
●	Improved confidence for the full year due to stronger operating performance and positive foreign currency exchange rate movements, combined with higher levels of profitability and increased ALFCF cash conversion

Strategic and Operational Highlights

●	Announced an agreement to dispose 100% of IHS Rwanda to Paradigm Tower Ventures at an enterprise value(3) of $274.5 million as part of the strategic initiatives targeted at shareholder value creation options
●	Repaid high interest debt facilities in Nigeria and Brazil, which combined resulted in a net reduction in debt of $154 million, in line with the strategic priority to maximise free cash flow generation and reduce overall Group debt
●	Replaced existing $300 million revolving credit facility, due to expire in October 2026, with a new $300 million revolving credit facility (currently undrawn), which can be increased to up to $400 million (subject to certain conditions) and which is available until the third quarter of 2028
●	Continued reduction in volatility of the Naira with 0.3% devaluation versus the USD during the quarter. USD availability remains in line with business requirements
●	Continued year-on-year organic growth in Towers (39,184) and Tenants (59,743) reaching a Colocation Rate of 1.52x at the end of the second quarter. Lease Amendments increased during the period to 40,078

Sam Darwish, IHS Towers Chairman and Chief Executive Officer, stated, “Our positive momentum continued in the second quarter, with strong performances across our key metrics of revenue, Adjusted EBITDA and ALFCF, in combination with a continued reduction in Total Capex. Given our encouraging year-to-date progress, together with sustained macroeconomic stability across our markets, we are also pleased to be raising our full year 2025 guidance across all key metrics. Our improved outlook reflects what we believe are the benefits of the solid commercial progress we have made, as well as our strong focus on financial discipline, which is delivering sustained improvements in our profitability and cash flow generation.

We remain excited by the significant growth prospects across our footprint, which are supported by the ongoing rollout of 5G across our markets. Our confidence is underpinned by the positive backdrop within our largest market, Nigeria, bolstered by the ongoing stability of the Naira as well as the carrier tariff rate increases that our Nigerian customers announced earlier this year.

During the second quarter, we have also taken further actions to strengthen our balance sheet by repaying certain debt, lowering our interest costs and extending maturities. During the quarter we repaid two of our highest interest rate facilities in Nigeria and Brazil, which combined resulted in a net reduction in debt of $154 million. Our consolidated net leverage ratio of 3.4x, down 0.5x compared to the second quarter of 2024, remains in the lower half of our target 3.0x-4.0x range. Our de-leveraging will be supplemented by the proceeds we expect to receive from the disposal of our Rwanda operations, which we signed during the quarter. In the near term, we expect to continue prioritizing paying down debt, but as we approach the bottom of our leverage target, we may also consider allocating excess capital to other uses, including share buybacks and / or introducing a dividend policy.”

(1)	“Constant Currency” combines the impact from CPI escalation, New Sites, new Colocation, new Lease Amendments, fiber and other revenues, as captured in organic revenue. Refer to “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024 for the definition of organic revenue and additional information.
(2)	Consolidated net leverage ratio is a non-IFRS financial measure. See “Use of Non-IFRS financial measures” for additional information, definition and a reconciliation to the most comparable IFRS measure.
(3)	Enterprise value is defined as anticipated consideration to be received on a borrowings and cash free basis.

Full Year 2025 Outlook Guidance

The following full year 2025 guidance is based on a number of assumptions that management believes to be reasonable and reflects the Company’s expectations as of August 12, 2025. Actual results may differ materially from these estimates as a result of various factors, and the Company refers you to the cautionary language regarding “forward-looking” statements included in this press release when considering this information.

The Company’s outlook is based on the following:

●	Increased revenues driven by stronger operating performance and positive foreign currency exchange rate movements
●	Improved profitability and ALFCF(1) cash conversion rate driven by continued financial discipline
●	Guidance raise inclusive of estimated contribution reduction related to the disposal of the Company’s Rwanda operations, being estimated reduction to 2025 revenue, Adjusted EBITDA(1) and ALFCF(1) of $20M, $12M and $7M, respectively
●	Organic revenue year-on-year growth of approximately 11% (at the mid-point of the revenue guidance range) reflecting increased constant currency growth, offset by a lower contribution from FX resets (given the revised currency assumptions below) and power indexation (given lower diesel prices) recognized within organic revenue
●	Average foreign currency exchange rates to 1.00 U.S. dollar for January 1, 2025, through December 31, 2025, for key currencies: (a) 1,595 Nigerian Naira; (b) 5.75 Brazilian Real (c) 0.89 Euros (d) 18.30 South African Rand
●	Approximately 500 build-to-suit sites, of which approximately 400 sites in Brazil
●	Consolidated net leverage ratio(1) target of 3.0x-4.0x

Metric	Previous Range	New Range
Revenue	$1,680M - $1,710M	$1,700M - $1,730M
Adjusted EBITDA (1)	$960M - $980M	$985M - $1,005M
Adjusted Levered Free Cash Flow (1)	$350M - $370M	$390M - $410M
Total Capex	$260M - $290M	$240M - $270M

(1)	Adjusted EBITDA, ALFCF and consolidated net leverage ratio are non-IFRS financial measures. See “Use of Non-IFRS financial measures” for additional information and a reconciliation to the most comparable IFRS measures. We are unable to provide a reconciliation of Adjusted EBITDA (and similarly for consolidated net leverage ratio which is calculated based on Adjusted EBITDA) and ALFCF to (loss)/income and cash from operations, respectively, presented above on a forward-looking basis without an unreasonable effort, due to the uncertainty regarding, and the potential variability, of these costs and expenses that may be incurred in the future, including, in the case of Adjusted EBITDA, share-based payment expense, finance costs, insurance claims and gain on disposal of subsidiary, and in the case of ALFCF, cash from operations, net movement in working capital and maintenance capital expenditures, each of which adjustments may have a significant impact on these non-IFRS measures.

RESULTS OF OPERATIONS

Impact of Naira devaluation

In November 2024, the Central Bank of Nigeria directed authorized dealers to use a new trading platform - Bloomberg BMatch as the Electronic Foreign Exchange Matching System (“EFEMS”) for foreign exchange related activities. It is expected that the platform will enhance the integrity and operational efficiency of the foreign exchange market by providing greater price discovery. During the period to June 30, 2025, the Naira exchange rate to the U.S. dollar was relatively stable compared to 2023 and 2024. The rates used in the preparation of our financial statements are shown below:

	Closing Rate	Closing Rate Movement (1)	3- Month Average Rate	Average Rate Movement (1)
	₦:$	$:₦	₦:$	$:₦
March 31, 2023	461.0	—	461.4	—
June 30, 2023	752.7	(38.8)%	508.0	(9.2)%
September 30, 2023	775.6	(2.9)%	767.7	(33.8)%
December 31, 2023	911.7	(14.9)%	815.0	(5.8)%
March 31, 2024	1,393.5	(34.6)%	1,315.9	(38.1)%
June 30, 2024	1,514.3	(8.0)%	1,391.8	(5.4)%
September 30, 2024	1,669.1	(9.3)%	1,601.0	(13.1)%
December 31, 2024	1,546.0	8.0%	1,628.5	(1.7)%
March 31, 2025	1,538.1	0.5%	1,526.7	6.7%
June 30, 2025	1,543.0	(0.3)%	1,580.8	(3.4)%
(1)	Movements presented for each period are between that period’s rate and the preceding period rate and are calculated as percentage of the period’s rate.

Due to the Naira devaluation, revenue and segment Adjusted EBITDA in the second quarter of 2025 were negatively impacted by $37.2 million and $24.2 million, respectively, compared to the same period in 2024. The foreign exchange resets in some of our contracts partially offset these impacts. The devaluation of the Naira in the second quarter of 2025 resulted in unrealized foreign exchange losses of $5.7 million on U.S. dollar denominated intercompany loans advanced to our Nigerian operations. The unrealized gains and losses are recorded in finance income and finance costs respectively, although Group net assets are not impacted since equal and opposite gains and losses are recorded in equity on the retranslation of the Nigerian operations’ assets and liabilities (which include these loans).

Results for the three months ended June 30, 2025 versus 2024

Revenue

Revenue for the three month period ended June 30, 2025 (“second quarter”) was $433.3 million, a decrease of 0.5% year-on-year, or an increase of 2.1% excluding the impact of the disposal of the Company’s Kuwait operations in December 2024. Organic revenue(1) increased by $48.3 million (11.1%) as a result of the net benefit of foreign exchange resets, power indexation and escalations, in addition to continued growth in revenues from Tenants, Lease Amendments and New Sites. Year-on-year growth was positively impacted by changes in the second quarter of 2024 to our agreements with MTN South Africa relating to the provision of power Managed Services which resulted in a one-off reduction of $14.5 million to revenue and cost of sales, reversing amounts previously recognized in the period from October 1, 2023 to March 31, 2024. These changes to power pass-through revenue impact revenue but have no impact on Adjusted EBITDA. This growth was partially offset by the initial impact of the new financial terms in the renewed and extended contracts with MTN Nigeria, signed during the third quarter of 2024, including the initial Churn as part of the approximately 1,050 sites MTN Nigeria has agreed to vacate from January 1, 2025 onwards. Inorganic revenue(1) decreased by $11.3 million, primarily due to the disposal of operations in Kuwait in December 2024. The increase in organic revenue was further offset by the non-core(1) impact of adverse movements in foreign exchange rates used to translate the results of foreign operations of $39.0 million, or 9.0%, of which $37.2 million was due to the devaluation of the Naira.

Refer to the revenue component of the segment results section of this discussion and analysis for further details.

For the second quarter, there was a year-on-year net decrease in Towers of 1,148 (or a year-on-year net increase of 530 Towers when excluding the impact of the Kuwait disposal), resulting in total Towers of 39,184 at the end of the period. The decrease primarily resulted from the divestiture of 1,678 Towers in Kuwait in December 2024. The addition of 998 New Sites year-on-year, was partially offset by 452 Churned and 16 decommissioned sites. Tenants declined 639 year-on-year

(including the divestiture of 1,700 from Kuwait, and a reduction of 529 Tenants in the third quarter of 2024, which had been occupied by our smallest Key Customer and on which we were not recognizing revenue), resulting in total Tenants of 59,743 and a Colocation Rate of 1.52x at the end of the second quarter, up from 1.50x at the end of the second quarter 2024. Excluding the impact of the Kuwait disposal, we added 1,061 net new tenants year-on-year. Year-on-year, we added 1,386 Lease Amendments, driven primarily by 5G upgrades resulting in total Lease Amendments of 40,078 at the end of the second quarter.

(1)	Refer to “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the definition of organic revenue, inorganic revenue and non-core and additional information.

Adjusted EBITDA

Adjusted EBITDA for the second quarter was $248.5 million, resulting in an Adjusted EBITDA Margin of 57.3%. Adjusted EBITDA decreased 0.9% year-on-year in the second quarter reflecting the decrease in revenue described above. Cost of sales increased $5.9 million year-on-year, primarily driven by increases in tower repairs and maintenance costs ($5.2 million), security services costs ($4.9 million), staff costs ($1.8 million), partly driven by the changes in our agreements with MTN South Africa described above, and net FX losses on cost of sales ($1.6 million), more than offsetting a decrease in power generation costs ($8.8 million). The $5.6 million reduction in administrative expenses included within Adjusted EBITDA was driven by cost saving initiatives and as a result of a devaluation of the Naira against the U.S. dollar during the period.

Income for the period

Income for the period in the second quarter of 2025 was $32.3 million, compared to a loss of $124.3 million for the second quarter of 2024. This was primarily driven by a $157.5 million decrease in net finance costs. The decrease in net finance costs resulted from the impact of changes in the Naira exchange rate in the respective quarters on U.S. dollar-denominated intercompany loans advanced to our Nigerian operations. In the second quarter of 2025, the Naira continued to stabilize, maintaining an exchange rate around 1,580 to the U.S dollar. Administrative expenses also decreased by $4.1 million, although this was offset by a slight decrease in revenue and a marginal increase in cost of sales, as discussed above.

Cash from operations

Cash from operations for the second quarter of 2025 was $254.8 million, compared to $151.6 million for the second quarter of 2024. The increase primarily reflected a decreased outflow in working capital of $105.1 million related to both payables and receivables.

ALFCF

ALFCF for the second quarter of 2025 was $54.0 million, compared to $66.9 million for the second quarter of 2024. The decrease in ALFCF was primarily due to an increase of $30.4 million in net interest paid driven by a re-phasing of interest payments between quarters following the November 2024 bond refinancing. This was partially offset by a decrease in maintenance capex of $4.4 million, a decrease in lease and rent payments of $4.2 million, a decrease in withholding tax of $6.6 million and an increase in other costs of $3.3 million.

SEGMENT RESULTS

Revenue and Adjusted EBITDA by segment

Set out below are revenue and segment Adjusted EBITDA for each of our reportable segments for the three month periods ended June 30, 2025 and 2024:

	Revenue			Adjusted EBITDA
	Three months ended June 30,			Three months ended June 30,
	2025	2024	Change	2025	2024	Change
	$’million	$’million	%	$’million	$’million	%

Nigeria	260.4	269.6	(3.4)	170.7	171.4	(0.4)
SSA	127.8	108.2	18.1	73.1	76.4	(4.3)
Latam	45.1	46.5	(3.0)	33.5	33.3	0.5
MENA	—	11.1	(100.0)	—	6.1	(100.0)
Unallocated corporate expenses(1)	—	—	—	(28.8)	(36.4)	21.1
Total	433.3	435.4	(0.5)	248.5	250.8	(0.9)

(1)	Unallocated corporate expenses primarily consist of costs associated with centralized Group functions including Group executive, finance, HR, IT, legal, tax and treasury services.

Nigeria

Second quarter revenue decreased 3.4% year-on-year to $260.4 million, primarily driven by the devaluation of the Naira versus the U.S. dollar which more than offset organic growth during the period. Organic revenue increased by $28.0 million (10.4%) year-on-year driven primarily by foreign exchange resets and escalations, which more than offset a reduction in revenues linked to diesel prices. Continued growth in revenue from Colocation and Lease Amendments was partially offset by the initial impact of the financial terms in the renewed and extended contracts with MTN Nigeria signed during the third quarter of 2024, including the initial Churn as part of the approximately 1,050 sites MTN Nigeria has agreed to vacate from January 1, 2025 onwards. The increase in organic revenue was more than offset by the impact of negative movements in foreign exchange rates used to translate the results of foreign operations, with an average Naira rate of ₦1,581 to $1.00 in the second quarter of 2025 compared to an average rate of ₦1,392 to $1.00 in the second quarter of 2024. This led to a non-core decline of $37.2 million, or 13.8% year-on-year.

Tenants decreased by 688 year-on-year, with growth of 682 from Colocation and 98 from New Sites more than offset by 1,468 Churned (which includes 529 Tenants for the third quarter of 2024 which had been occupied by our smallest Key Customer on which we were not recognizing revenue), while Lease Amendments increased by 423 primarily due to 3G and fiber upgrades.

Segment Adjusted EBITDA for the second quarter decreased 0.4% year-on-year to $170.7 million, resulting in an Adjusted EBITDA Margin of 65.5%. The year-on-year decrease in segment Adjusted EBITDA for the second quarter primarily reflects the decrease in revenue described above, in combination with a reduction in cost of sales and administrative expenses included within segment Adjusted EBITDA, primarily due to the devaluation of the Naira which is used to translate the results of our Nigeria operations. During the second quarter the decrease in costs was primarily driven by a year-on-year reduction in the cost of diesel and electricity ($15.2 million), partially offset by an increase in staff costs ($3.0 million), net FX losses ($1.6 million) and permits and fees ($1.0 million).

SSA

Second quarter revenue increased 18.1% year-on-year to $127.8 million, primarily driven by movements in organic revenue, which increased by $17.4 million, or 16.1%, with the second quarter of 2024 having reduced revenues as a result of changes in our agreements with MTN South Africa relating to the provision of power Managed Services which resulted in a one-off reduction of $14.5 million in the second quarter of 2024 to both gross revenue and cost of sales, reversing amounts previously recognized in the period from October 1, 2023 to March 31, 2024. These changes to power pass-through revenue impact revenue but have no impact on segment Adjusted EBITDA. Other factors impacting organic revenue include growth in new Tenants, Colocations and Lease Amendments, together with escalations and foreign exchange resets. The overall increase in revenue was also driven by an increase in non-core revenues as a result of positive movements in foreign exchange rates of $2.2 million, or 2.0%.

Tenants increased by 723 year-on-year, including 777 from Colocation and 72 from New Sites, partially offset by a decrease of 126 from Churn, while Lease Amendments increased by 543.

Segment Adjusted EBITDA for the second quarter declined 4.3% year-on-year to $73.1 million, resulting in an Adjusted EBITDA Margin of 57.2%. The year-on-year decrease in segment Adjusted EBITDA for the second quarter primarily reflected a $22.9 million increase in costs included within Adjusted EBITDA, which more than offset the increase in revenue. The increase in costs was driven by power generation costs ($8.3 million), tower repairs and maintenance costs ($6.2 million) and security services costs ($4.8 million), largely as a result of the one-off reduction in cost of sales in the second quarter of 2024 due to the changes in our agreements with MTN South Africa described above.

Latam

Second quarter revenue decreased 3.0% year-on-year to $45.1 million and was primarily driven by the non-core impact of adverse movements in foreign exchange rates of $4.0 million, or 8.6%. Organic revenue increased 6.0% in the quarter, or $2.8 million, driven by continued growth in Tenants, Lease Amendments, New Sites, fiber and CPI escalations.

Tenants increased by 1,024 year-on-year, including 600 from New Sites and 424 from Colocation, while Lease Amendments increased by 434.

Second quarter segment Adjusted EBITDA increased 0.5% to $33.5 million for a segment Adjusted EBITDA Margin of 74.2%. The reduction in costs included within Adjusted EBITDA was driven by a decrease in power generation costs ($1.3 million), staff costs ($0.8 million) and other costs ($0.9 million), more than offsetting an increase in site rental costs ($1.2 million) and security services costs ($0.4 million).

MENA

On December 19, 2024, the Company completed the disposal of its 70% interest in IHS Kuwait Limited, which contributed $11.1 million and $6.2 million of revenue and segment Adjusted EBITDA, respectively, in the second quarter of 2024. The revenue from the second quarter of 2024 is captured within inorganic revenue.

As of the end of the second quarter of 2024, the MENA segment had 1,676 Towers and 1,698 Tenants. Following completion of the Kuwait Disposal in December 2024, these Towers and Tenants were deconsolidated as of December 31, 2024.

Refer to note 31.2 in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024 for further information on the disposal of the Kuwait business

CAPITAL EXPENDITURE

Set out below is the capital expenditure for each of our reporting segments for the three month periods ended June 30, 2025 and 2024:

	Three months ended
	June 30,	June 30,
	2025	2024	Change
	$’million	$’million	%

Nigeria	21.5	24.0	(10.4)
SSA	7.3	3.3	121.2
Latam	17.5	25.9	(32.4)
MENA	—	0.3	(100.0)
Other	—	0.2	(100.0)
Total Capex	46.3	53.7	(13.8)

During the second quarter of 2025, capital expenditure (“Total Capex”) was $46.3 million, compared to $53.7 million for the second quarter of 2024. The decrease was primarily driven by lower capital expenditure in our Latam segment reflecting movements in foreign exchange rates and the actions we are taking to improve cash generation and to narrow our focus on capital allocation.

Nigeria

The 10.4% year-on-year decrease for the second quarter was primarily driven by decreases related to maintenance capital expenditure ($7.6 million) and fiber ($4.2 million), partially offset by increases related to augmentation ($4.2 million), power ($3.8 million) and other capital expenditure ($1.3 million).

SSA

The 121.2% year-on-year increase for the second quarter was primarily driven by increases in augmentation ($2.3 million) and other capital expenditure ($0.9 million) and New Sites ($0.7 million).

Latam

The 32.4% year-on-year decrease for the second quarter was primarily driven by decreases related to the fiber business ($7.1 million), New Sites ($2.8 million) and other capital expenditure ($1.7 million), partially offset by an increase related to maintenance capital expenditure ($3.1 million).

FINANCING ACTIVITIES FOR PERIOD APRIL 1, 2025 TO JUNE 30, 2025

Approximate U.S. dollar equivalent values for non-USD denominated facilities stated below are translated from the currency of the debt at the relevant exchange rates on June 30, 2025.

IHS Holding (2025) Revolving Credit Facility and Cancellation of IHS Holding (2020) Revolving Credit Facility

IHS Towers entered into an up to $400 million U.S. dollar-denominated revolving credit facility agreement in June 2025 (the “IHS Holding 2025 RCF”), between, amongst others, IHS Holding Limited as borrower, IHS Mauritius NG Holdco Limited, IHS Mauritius NG1 Limited, IHS Mauritius NG2 Limited, and IHS INT Mauritius Limited as guarantors, Standard Chartered Bank as facility agent and certain financial institutions listed therein as original lenders.

The facility, which is scheduled to terminate in September 2028 (unless extended for up to two additional one-year periods), has an interest rate equal to Term SOFR plus a margin of 3.50% per annum. There are total commitments of $300 million currently available under the facility, although this amount can be increased by $100 million at the request of IHS Holding Limited, if certain conditions set out in the facility agreement are met. The facility contains customary information undertakings, affirmative covenants and negative covenants. Funds borrowed under the facility can be applied towards general corporate purposes.

The IHS Holding 2025 RCF replaces IHS Towers’ existing $300 million U.S. dollar-denominated revolving credit facility agreement which was originally entered into in March 2020 (the “IHS Holding 2020 RCF”) and was due to expire in October 2026. The IHS Holding 2020 RCF had an interest rate of Term SOFR plus a credit adjustment spread plus a margin of 3.00% per annum. It was cancelled in conjunction with the signing of the IHS Holding 2025 RCF.

As of August 8, 2025, there were no amounts drawn and outstanding under the IHS Holding 2025 RCF.

IHS Holding (2025) Term Loan and Redemption of IHS Brasil - Cessão de Infraestruturas S.A. Debentures

IHS Towers entered into a $200 million term loan agreement in June 2025 (the “IHS Holding 2025 Term Loan”), between, amongst others, IHS Holding Limited as borrower, IHS Mauritius NG Holdco Limited, IHS Mauritius NG1 Limited, IHS Mauritius NG2 Limited, and IHS INT Mauritius Limited as guarantors, Standard Chartered Bank as facility agent and Standard Chartered Bank (Hong Kong) Limited as original lender.

The term loan is scheduled to terminate in December 2027 and amortizes monthly from June 2027 until December 2027. The interest rate is equal to Term SOFR plus a margin (which increases from 4.85% for the first 12 months to 5.85% for the next six months to 6.50% for the next six months to 7.50% for the final six months).

The term loan contains customary information undertakings, affirmative covenants and negative covenants. The IHS Holding 2025 Term Loan was fully drawn in June 2025, and funds were applied towards repaying debentures issued by IHS Brasil - Cessão de Infraestruturas S.A. (“IHS Brasil”) (the “IHS Brasil Debentures”). The IHS Brasil Debentures were issued for BRL 1,200.0 million (approximately $218.7 million), in September 2023 at an interest rate of CDI plus 3.10% and BRL 300.0 million (approximately $54.7 million) in June 2024 at an interest rate of CDI plus 2.80% per annum. The IHS Brasil Debentures were redeemed in full in June 2025 pursuant to a tender offer, using the proceeds of the IHS Holding 2025 Term Loan together with existing cash on hand.

Repayment of Nigeria (2023) Term Loan

An NGN 124.5 billion (approximately $80.7 million) Naira-denominated term loan agreement was entered into in January 2023 (later upsized to NGN 165.0 billion (approximately $106.9 million)) (the “Nigeria 2023 Term Loan”) between, amongst others, IHS Nigeria, IHS Towers NG Limited and INT Towers Limited as borrowers and guarantors; IHS Mauritius NG Holdco Limited, IHS Holding Limited, IHS Mauritius NG1 Limited, IHS Nigeria, IHS Mauritius NG2 Limited., Nigeria Tower Interco B.V. and (since July 2024) INT Towers NG Finco 1 Plc as guarantors; Ecobank Nigeria Limited as agent and certain financial institutions listed therein as original lenders.

The interest rate was 20% per annum in the first year, moving to a floating rate of Nigerian MPR plus a margin of 2.5% (as further described therein) for the remainder of the term.

In April 2025, INT Towers Limited fully prepaid the outstanding balance on the Nigeria 2023 Term Loan of NGN 132 billion (approximately $85.5 million, which included $5.3 million of accrued interest).

IHS South Africa (2025) Money Market Facility

IHS SA entered into a ZAR 200.0 million (approximately $11.3 million) money market facility agreement in May 2025 with Absa Bank Limited as lender (the “IHS SA MMF”). Funds borrowed under the IHS SA MMF can be used for general corporate purposes.

As of August 8, 2025, there were no amounts drawn and outstanding under the IHS SA MMF.

Conference Call

IHS Towers will host a conference call on August 12, 2025, at 8:30am ET to review its financial and operating results. Supplemental materials will be available on the Company’s website, www.ihstowers.com. The conference call can be accessed by calling +1 646 233 4753 (U.S./Canada) or +44 20 3936 2999 (UK/International). The call ID is 021763.

A simultaneous webcast and replay will be available in the Investor Relations section of the Company’s website, www.ihstowers.com, on the Earnings Materials page.

Upcoming Conferences and Events

IHS Towers management is expected to participate in the upcoming conferences outlined below, dates noted are subject to change. Visit www.ihstowers.com/investors/investor-presentations-events for additional conferences information.

●	Goldman Sachs EMEA Credit and Levered Finance (London) – September 2, 2025
●	Citi Global TMT Conference (New York) – September 4, 2025
●	RBC Global Communications Infra Conference (Chicago) – September 16, 2025
●	J.P. Morgan Emerging Markets Credit Conference (London) – September 18, 2025

About IHS Towers

IHS Towers is one of the largest independent owners, operators and developers of shared communications infrastructure in the world by tower count and is solely focused on the emerging markets. The Company has over 39,000 towers across its eight markets, including Brazil, Cameroon, Colombia, Côte d’Ivoire, Nigeria, Rwanda, South Africa and Zambia. For more information, please email: communications@ihstowers.com or visit: www.ihstowers.com.

For more information about the Company and our financial and operating results, please also refer to the 1Q25 Supplemental Information deck posted to our Investors Relations website at www.ihstowers.com/investors.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction, including those contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts contained in this press release may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “commits,” “projects,” “contemplates,” “believes,” “estimates,” “forecast,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this press release include, but are not limited to statements regarding our future results of operations and financial position, future organic growth, anticipated results for the fiscal year 2025 (including our ability to enhance profitability and cash flow generation) industry and business trends, business strategy and plans, shareholder value creation (including our ongoing strategic review and related productivity enhancements and cost reductions, as well as our ability to refinance or meet our debt obligations, the potential payment of dividends and/or potential share buybacks), our market growth, position and our objectives for future operations, including our ability to maintain relationships with customers, the potential benefit of the terms of our contract renewals, the impact (illustrative or otherwise) of the renewed agreements with MTN Nigeria (including certain rebased fee components) on our financial results, the impact of disposals in Kuwait and Rwanda, the impact of currency and exchange rate fluctuations (including the fluctuations of the Naira) and other economic and geopolitical factors on our future results and operations, the outcome and potential benefit of our ongoing strategic review, including our ability to make commercial progress, increase Adjusted EBITDA and cash flow generation and reduce debt, our objectives for future operations, our participation in upcoming presentations and events, and the timing of any of the foregoing.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

●	non-performance under or termination, non-renewal or material modification of our customer agreements;
●	volatility in terms of timing for settlement of invoices or our inability to collect amounts due under invoices;
●	a reduction in the creditworthiness and financial strength of our customers;
●	the business, legal and political risks in the countries in which we operate;
●	general macroeconomic conditions in the countries in which we operate and the wider global economy, including any impact of potential tariffs imposed by foreign governments;
●	changes to existing or new tax laws, rates or fees;
●	foreign exchange risks, particularly in relation to the Nigerian Naira, and/or ability to hedge against such risks in our commercial agreements or to access U.S. dollars in our markets;
●	the effect of regional or global health pandemics, geopolitical conflicts and wars and acts of terrorism including, but not limited to, or as a result of, political instability, religious differences, ethnicity and regionalism in emerging and less developed markets;
●	our inability to successfully execute our business strategy and operating plans, including our ability to increase the number of Colocations and Lease Amendments on our Towers and construct New Sites or develop business related to adjacent telecommunications verticals (including, for example, relating to our fiber businesses in Latin America and elsewhere) or deliver on our sustainability or environmental, social and governance (ESG) strategy and initiatives under anticipated costs, timelines, and complexity, such as our Carbon Reduction Roadmap (and Project Green);
●	our inability to successfully execute our business strategy and operating plans, and manage our growth;

●	our reliance on third-party contractors or suppliers, including failure, underperformance or inability to provide products or services to us (in a timely manner or at all) due to sanctions regulations, supply chain issues or for other reasons;
●	our estimates and assumptions and estimated operating results may differ materially from actual results;
●	increases in operating expenses, including fluctuating costs for diesel or ground leases;
●	failure to renew or extend our ground leases, or protect our rights to access and operate our Towers or other telecommunications infrastructure assets;
●	loss of tenancies or customers;
●	risks related to our indebtedness;
●	changes to the network deployment plans of mobile operators in the countries in which we operate;
●	a reduction in demand for our services;
●	the introduction of new technology reducing the need for tower infrastructure and/or adjacent telecommunication verticals;
●	an increase in competition in the telecommunications tower infrastructure industry and/or adjacent telecommunication verticals;
●	our failure to integrate recent or future acquisitions;
●	the identification by management of material weaknesses in our internal control over financial reporting, which could affect our ability to produce accurate financial statements on a timely basis or cause us to fail to meet our future reporting obligations;
●	increased costs, harm to reputation, or other adverse impacts related to increased intention to and evolving expectations for environmental, social and governance initiatives;
●	our reliance on our senior management team and/or key employees;
●	failure to obtain required approvals and licenses for some of our sites or businesses or comply with applicable regulations;
●	inability to raise financing to fund future growth opportunities or operating expense reduction strategies;
●	environmental liability;
●	inadequate insurance coverage, property loss and unforeseen business interruption;
●	compliance with or violations (or alleged violations) of laws, regulations and sanctions, including but not limited to those relating to telecommunications regulatory systems, tax, labor, employment (including new minimum wage regulations), unions, health and safety, antitrust and competition, environmental protection, consumer protection, data privacy and protection, import/export, foreign exchange or currency, and of anti-bribery, anti-corruption and/or money laundering laws, sanctions and regulations;
●	disruptions in our supply of diesel or other materials, as well as related price fluctuations;
●	legal and arbitration proceedings;
●	our reliance on shareholder support (including to invest in growth opportunities) and related party transaction risks;
●	risks related to the markets in which we operate, including but not limited to local community opposition to some of our sites or infrastructure, and the risks from our investments into emerging and other less developed markets;
●	injury, illness or death of employees, contractors or third parties arising from health and safety incidents;

●	loss or damage of assets due to security issues or civil commotion;
●	loss or damage resulting from attacks on any information technology system or software;
●	loss or damage of assets due to extreme weather events whether or not due to climate change;
●	failure to meet the requirements of accurate and timely financial reporting and/or meet the standards of internal control over financial reporting that support a clean certification under the Sarbanes Oxley Act;
●	risks related to our status as a foreign private issuer; and
●	the important factors discussed in the section titled “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024.

The forward-looking statements in this press release are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. You should read this press release and the documents that we reference in this press release with the understanding that our actual future results, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Additionally, we may provide information herein that is not necessarily “material” under the federal securities laws for SEC reporting purposes, but that is informed by various ESG standards and frameworks (including standards for the measurement of underlying data), and the interests of various stakeholders. Particularly in the ESG context, materiality is subject to various definitions that often differ from, and are generally more expansive than, the definition under US federal securities laws. Much of this information is subject to assumptions, estimates or third-party information that is still evolving and subject to change. For example, we note that standards and expectations regarding greenhouse gas (GHG) accounting and the processes for measuring and counting GHG emissions and GHG emissions reductions are evolving, and it is possible that our approaches both to measuring our emissions and any reductions may be at some point, either currently or in future, considered by certain parties to not be in keeping with best practices. In addition, our disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in our business or applicable government policies, or other factors, some of which may be beyond our control. These forward-looking statements speak only as of the date of this press release. Except as required by applicable law, we do not assume, and expressly disclaim, any obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of any new information, future events or otherwise. Additionally, references to any website or other documents contained in this press release are provided for convenience only, and their content is not incorporated by reference into this press release.

CONDENSED CONSOLIDATED STATEMENT OF INCOME/(LOSS) AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2025, AND 2024

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2025	2024	2025	2024
	$’million	$’million	$’million	$’million

Revenue	433.3	435.4	872.9	853.1
Cost of sales	(211.0)	(206.7)	(424.7)	(461.0)
Administrative expenses	(77.3)	(81.4)	(140.8)	(252.6)
Other income	1.4	0.9	2.0	1.6
Operating income	146.4	148.2	309.4	141.1
Finance income	35.6	43.0	56.1	24.3
Finance costs	(114.3)	(279.2)	(228.7)	(1,812.7)
Income/(loss) before income tax	67.7	(88.0)	136.8	(1,647.3)
Income tax expense	(35.4)	(36.3)	(73.8)	(34.3)
Income/(loss) for the period	32.3	(124.3)	63.0	(1,681.6)

Attributable to:
Owners of the Company	35.4	(121.1)	68.5	(1,674.4)
Non‑controlling interests	(3.1)	(3.2)	(5.5)	(7.2)
Income/(loss) for the period	32.3	(124.3)	63.0	(1,681.6)

Income/(loss) per share ($) - basic	0.11	(0.36)	0.20	(5.03)
Income/(loss) per share ($) - diluted	0.10	(0.36)	0.20	(5.03)

Other comprehensive income:
Items that may be reclassified to income or loss
Exchange differences on translation of foreign operations	63.8	(7.0)	139.0	1,036.5
Other comprehensive income for the period, net of taxes	63.8	(7.0)	139.0	1,036.5

Total comprehensive income/(loss) for the period	96.1	(131.3)	202.0	(645.1)

Attributable to:
Owners of the Company	91.6	(107.1)	188.4	(610.3)
Non‑controlling interests	4.5	(24.2)	13.6	(34.8)
Total comprehensive income/(loss) for the period	96.1	(131.3)	202.0	(645.1)

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

AT JUNE 30, 2025, AND DECEMBER 31, 2024

	June 30,	December 31,
	2025	2024*
	$’million	$’million
Non‑current assets
Property, plant and equipment	1,426.2	1,322.2
Right-of-use assets	668.9	699.1
Goodwill	430.7	403.2
Other intangible assets	714.9	674.0
Deferred income tax assets	88.9	73.3
Derivative financial instrument assets	33.6	29.4
Trade and other receivables	142.1	121.0
	3,505.3	3,322.2
Current assets
Inventories	39.0	30.6
Income tax receivable	3.3	2.3
Trade and other receivables	310.5	313.4
Cash and cash equivalents	531.8	578.0
Assets held for sale	99.9	—
	984.5	924.3

TOTAL ASSETS	4,489.8	4,246.5

Non‑current liabilities
Trade and other payables	110.7	50.6
Borrowings	3,137.2	3,219.2
Lease liabilities	502.3	470.5
Provisions for other liabilities and charges	102.5	83.8
Deferred income tax liabilities	94.3	88.6
	3,947.0	3,912.7
Current liabilities
Trade and other payables	349.0	377.1
Provisions for other liabilities and charges	0.2	0.2
Derivative financial instrument liabilities	10.1	10.2
Income tax payable	52.0	49.9
Borrowings	102.4	128.7
Lease liabilities	92.5	82.1
Liabilities held for sale	35.0	—
	641.2	648.2

TOTAL LIABILITIES	4,588.2	4,560.9

Stated capital	5,419.7	5,403.1
Accumulated losses	(6,875.5)	(6,944.0)
Other reserves	1,185.0	1,067.7
Equity attributable to owners of the Company	(270.8)	(473.2)
Non‑controlling interests	172.4	158.8
TOTAL EQUITY	(98.4)	(314.4)

TOTAL LIABILITIES AND EQUITY	4,489.8	4,246.5

* Revised for corrections to Property, plant and equipment and Trade and other payables. Refer to note 21 in our unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2025 (filed on form 6-K with the Securities and Exchange Commission on August 12, 2025) for further information.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

FOR THE THREE MONTHS ENDED JUNE 30, 2025, AND 2024

	Attributable to owners of the Company
					Non‑
	Stated	Accumulated	Other		controlling	Total
	capital	losses	reserves	Total	interests	equity
	$'million	$'million	$'million	$'million	$'million	$'million

At January 1, 2024*	5,394.8	(5,312.0)	8.4	91.2	237.5	328.7
Exercise of share options	4.4	—	(4.4)	—	—	—
Share‑based payment expense	—	—	8.1	8.1	—	8.1
Total transactions with owners	4.4	—	3.7	8.1	—	8.1

Loss for the period	—	(1,674.4)	—	(1,674.4)	(7.2)	(1,681.6)
Other comprehensive income/(loss)	—	—	1,064.1	1,064.1	(27.6)	1,036.5
Total comprehensive (loss)/income	—	(1,674.4)	1,064.1	(610.3)	(34.8)	(645.1)

At June 30, 2024*	5,399.2	(6,986.4)	1,076.2	(511.0)	202.7	(308.3)

At January 1, 2025*	5,403.1	(6,944.0)	1,067.7	(473.2)	158.8	(314.4)
Exercise of share options	16.6	—	(16.6)	—	—	—
Share‑based payment expense	—	—	14.0	14.0	—	14.0
Total transactions with owners	16.6	—	(2.6)	14.0	—	14.0

Income/(loss) for the period	—	68.5	—	68.5	(5.5)	63.0
Other comprehensive income	—	—	119.9	119.9	19.1	139.0
Total comprehensive income	—	68.5	119.9	188.4	13.6	202.0

At June 30, 2025	5,419.7	(6,875.5)	1,185.0	(270.8)	172.4	(98.4)

*Revised for a correction to Property, plant and equipment. Refer to note 21 in our unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2025 (filed on form 6-K with the Securities and Exchange Commission on August 12, 2025) for further information.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2025, AND 2024

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2025	2024	2025	2024
	$’million	$’million	$’million	$’million
Cash flows from operating activities
Cash from operations	254.8	151.6	471.0	244.6
Income taxes paid	(15.0)	(15.4)	(31.0)	(28.5)
Payment for rent	(1.7)	(1.5)	(1.6)	(5.6)
Payment for tower and tower equipment decommissioning	(0.4)	—	(0.4)	—
Net cash from operating activities	237.7	134.7	438.0	210.5

Cash flow from investing activities
Purchase of property, plant and equipment	(40.0)	(60.5)	(87.1)	(121.5)
Payment in advance for property, plant and equipment	(6.3)	(1.5)	(15.7)	(5.8)
Purchase of software and licenses	—	(1.1)	(0.1)	(2.7)
Proceeds from sale of subsidiaries, net of cash disposed	—	4.1	—	4.1
Proceeds from disposal of property, plant and equipment	1.1	1.1	1.8	2.0
Insurance claims received	0.2	—	0.3	—
Interest received	11.3	3.9	20.6	7.8
Deposit of short-term deposits	(14.0)	(6.3)	(15.8)	(36.6)
Repayment of short-term deposits	0.4	1.9	9.5	204.7
Net cash (used in)/from investing activities	(47.3)	(58.4)	(86.5)	52.0

Cash flows from financing activities
Proceeds received from issuance of borrowings (net of transaction costs)	195.9	231.2	195.9	611.6
Repayment of borrowings	(328.4)	(78.1)	(348.9)	(406.8)
Fees on borrowings and derivative instruments	(7.7)	(4.0)	(12.2)	(7.3)
Interest paid	(116.2)	(81.2)	(171.8)	(162.5)
Payment for the principal portion of lease liabilities	(12.3)	(15.5)	(23.7)	(32.6)
Interest paid for lease liabilities	(16.3)	(17.5)	(29.4)	(30.7)
Interest paid on derivative instruments	(6.3)	(3.4)	(9.3)	(3.4)
Settlement of derivative instruments	—	0.2	—	(19.9)
Net cash (used in)/from financing activities	(291.3)	31.7	(399.4)	(51.6)

Net (decrease)/increase in cash and cash equivalents	(100.9)	108.0	(47.9)	210.9
Cash and cash equivalents at beginning of period	629.0	333.2	578.0	293.8
Exchange differences	5.0	4.5	3.0	(59.0)
Cash and cash equivalents at end of period *	533.1	445.7	533.1	445.7

*Includes $1.3 million classified within assets held for sale as of June 30, 2025.

Use of Non-IFRS financial measures

Certain parts of this document contain non-IFRS financial measures, including Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Levered Free Cash Flow (“ALFCF”) and consolidated net leverage ratio. The non-IFRS financial information is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with Accounting Standards as issued by International Accounting Standards Board (“IFRS® Accounting Standards”), and may be different from similarly titled non-IFRS measures used by other companies.

Adjusted EBITDA and Adjusted EBITDA Margin

We define Adjusted EBITDA (including by segment) as income/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, net (reversal of impairment)/ impairment of withholding tax receivables, impairment of goodwill, business combination transaction costs, net impairment/(reversal of impairment) of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent, reversal of provision for decommissioning costs, net (gain)/loss on disposal of property, plant and equipment and right-of-use assets, share-based payment (credit)/expense, insurance claims, gain on disposal of subsidiary and certain other items that management believes are not indicative of the core performance of our business.

We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue for the applicable period, expressed as a percentage.

We believe Adjusted EBITDA and Adjusted EBITDA Margin are useful to investors and are used by our management for measuring profitability and allocating resources, because they exclude the impact of certain items that have less bearing on our core operating performance such as interest expense and taxes. We believe that utilizing Adjusted EBITDA and Adjusted EBITDA Margin allows for a more meaningful comparison of operating fundamentals between companies within our industry by eliminating the impact of capital structure and taxation differences between the companies.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA and Adjusted EBITDA Margin are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing Adjusted EBITDA and Adjusted EBITDA Margin as reported by us to Adjusted EBITDA and Adjusted EBITDA Margin as reported by other companies. Adjusted EBITDA and Adjusted EBITDA Margin are unaudited and have not been prepared in accordance with IFRS Accounting Standards.

Adjusted EBITDA and Adjusted EBITDA Margin are not measures of performance under IFRS Accounting Standards and you should not consider these as an alternative to (loss)/income or (loss)/income margin for the period or other financial measures determined in accordance with IFRS Accounting Standards.

Adjusted EBITDA and Adjusted EBITDA Margin have limitations as analytical tools, and you should not consider them in isolation. Some of these limitations are:

●	they do not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness;
●	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA and Adjusted EBITDA Margin do not reflect any cash requirements that would be required for such replacements;
●	some of the items we eliminate in calculating Adjusted EBITDA and Adjusted EBITDA Margin reflect cash payments that have less bearing on our core operating performance, but that impact our operating results for the applicable period; and
●	the fact that other companies in our industry may calculate Adjusted EBITDA and Adjusted EBITDA Margin differently than we do, which limits their usefulness as comparative measures.

Accordingly, investors and prospective investors should not place undue reliance on Adjusted EBITDA or Adjusted EBITDA Margin.

The following is a reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin to the most directly comparable IFRS Accounting Standards measure, which are income/(loss) and income/(loss) margins, respectively, for the periods presented:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2025	2024	2025	2024
	$'million	$'million	$'million	$'million

Income/(loss) for the period	32.3	(124.3)	63.0	(1,681.6)
Revenue	433.3	435.4	872.9	853.1
Income/(loss) margin for the period(a)	7.5%	(28.6)%	7.2%	(197.1)%
Adjustments:
Income tax expense	35.4	36.3	73.8	34.3
Finance costs(b)	114.3	279.2	228.7	1,812.7
Finance income(b)	(35.6)	(43.0)	(56.1)	(24.3)
Depreciation and amortization	89.0	87.2	178.4	174.7
Net (reversal of impairment)/impairment of withholding tax receivables(c)	(0.5)	2.8	(12.9)	10.9
Impairment of goodwill	—	—	—	87.9
Business combination transaction costs	0.3	0.1	1.2	0.3
Net impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent(d)	1.7	5.8	3.6	8.9
Net loss/(gain) on disposal of property, plant and equipment and right-of-use assets	(2.2)	(1.9)	(1.0)	(2.3)
Share-based payment expense(e)	8.5	4.9	14.0	8.1
Insurance claims(f)	(0.2)	(0.1)	(0.3)	—
Other costs(g)	5.5	3.8	8.6	6.4
Adjusted EBITDA	248.5	250.8	501.0	436.0
Revenue	433.3	435.4	872.9	853.1
Adjusted EBITDA Margin	57.3%	57.6%	57.4%	51.1%
(a)	Income/(loss) margin is defined as income/(loss) divided by revenue.
(b)	Finance costs consist of interest expense and loan facility fees on borrowings, the unwinding of the discount on our decommissioning liability and lease liability, net realized and unrealized foreign exchange losses arising from financing arrangements and net realized and unrealized losses from valuations of financial instruments. Finance income consists of interest income from bank deposits, net realized and unrealized foreign exchange gains arising from financing arrangements and net realized and unrealized gains from valuations of financial instruments.
(c)	Withholding tax primarily represents amounts withheld by customers in Nigeria and paid to the local tax authority. The amounts withheld may be recoverable through an offset against future corporate income tax liabilities in the relevant operating company. Withholding tax receivables are reviewed for recoverability at each reporting period end and impaired if not forecast to be recoverable.
(d)	Represents non-cash charges related to the impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent on the decommissioning of sites.
(e)	Represents expenses related to share-based compensation, which vary from period to period depending on timing of awards and changes to valuation input assumptions.
(f)	Represents insurance claims included as non-operating income.
(g)	Other costs for the three and six months ended June 30, 2025, included one-off expenses related to strategic initiatives and operating systems of $2.8 million and $4.5 million respectively (three and six months ended June 30, 2024: $2.5 million and $4.5 million respectively), costs related to internal reorganization of $1.2 million and $1.7 million respectively (three and six months ended June 30, 2024: $1.3 million and $1.8 million respectively) and one-off professional fees related to financing of $0.3 million and $0.3 million respectively (three and six months ended June 30, 2024: $nil).

ALFCF

We define ALFCF as cash from operations, before certain items of income or expenditure that management believes are not indicative of the core cash flow of our business (to the extent that these items of income and expenditure are included within cash flow from operating activities), and after taking into account net working capital movements, income taxes paid, withholding tax, lease and rent payments made, net interest paid or received, business combination transaction costs, maintenance capital expenditure and routine corporate capital expenditure. We believe that it is important to measure the free cash flows we have generated from operations, after accounting for the cash cost of funding and routine capital expenditure required to generate those cash flows.

We believe ALFCF is useful to investors because it is also used by our management for measuring our operating cash flow, liquidity and allocating resources. While Adjusted EBITDA provides management with a basis for assessing our current operating performance, we use ALFCF in order to assess the long-term, sustainable operating liquidity of our business. ALFCF is derived through an understanding of the funds generated from operations, taking into account our capital structure and the taxation environment (including withholding tax implications), as well as the impact of non-discretionary maintenance capital expenditure and routine corporate capital expenditure. ALFCF provides management with a metric through which to measure the underlying cash generation of the business by further adjusting for expenditure that are non-discretionary in nature (such as interest paid and income taxes paid), as well as certain cash items that impact cash from operations in any particular period.

ALFCF and similar measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an ALFCF-related measure when reporting their results. Such measures are used in the telecommunications infrastructure sector as they are seen to be important in assessing the liquidity of a business. We present ALFCF to provide investors with a meaningful measure for comparing our liquidity to those of other companies, particularly those in our industry.

ALFCF and similar measures are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing ALFCF as reported by us to ALFCF or similar measures as reported by other companies. ALFCF is unaudited and has not been prepared in accordance with IFRS Accounting Standards.

ALFCF is not intended to replace cash from operations for the period or any other measures of cash flow under IFRS Accounting Standards.

ALFCF has limitations as an analytical tool, and you should not consider it in isolation. Some of these limitations are:

●	not all cash changes are reflected, for example, changes in working capital are not included and discretionary capital expenditure are not included;
●	some of the items that we eliminate in calculating ALFCF reflect cash payments that have less bearing on our liquidity, but that impact our operating results for the applicable period;
●	the fact that certain cash charges, such as lease payments made, can include payments for multiple future years that are not reflective of operating results for the applicable period, which may result in lower lease payments for subsequent periods;
●	the fact that other companies in our industry may have different capital structures and applicable tax regimes, which limits its usefulness as a comparative measure; and
●	the fact that other companies in our industry may calculate ALFCF differently than we do, which limits their usefulness as comparative measures.

Accordingly, you should not place undue reliance on ALFCF.

The following is a reconciliation of ALFCF to the most directly comparable IFRS measure, which is cash from operations, for the three and six months ended June 30, 2025, and 2024:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2025	2024	2025	2024
	$'million	$'million	$'million	$'million

Cash from operations	254.8	151.6	471.0	244.6
Net movement in working capital	(9.9)	95.2	23.7	191.8
Income taxes paid	(15.0)	(15.4)	(31.0)	(28.5)
Withholding tax(a)	(24.0)	(30.6)	(29.2)	(44.1)
Lease and rent payments made	(30.3)	(34.5)	(54.7)	(68.9)
Net interest paid(b)	(111.2)	(80.8)	(160.5)	(158.1)
Business combination transaction costs	1.0	0.6	2.4	1.7
Other costs(c)	4.1	0.8	11.0	1.5
Maintenance capital expenditure(d)	(15.5)	(19.9)	(28.7)	(29.7)
Corporate capital expenditure(e)	-	(0.1)	(0.1)	(0.3)
ALFCF	54.0	66.9	203.9	110.0

Non-controlling interest	1.4	(1.0)	(1.5)	(3.7)
ALFCF excluding non-controlling interest	55.4	65.9	202.4	106.3
(a)	Withholding tax primarily represents amounts withheld by customers which may be recoverable through an offset against future corporate income tax liabilities in the relevant operating company.
(b)	Represents the aggregate value of interest paid and interest income received.
(c)	Other costs for the three and six months ended June 30, 2025, primarily related to one-off consulting fees.
(d)	We incur capital expenditure in relation to the maintenance of our towers and fiber equipment, which is non-discretionary in nature and required for us to optimally run our portfolio and to perform in line with our service level agreements with customers. Maintenance capital expenditure includes the periodic repair, refurbishment and replacement of tower, fiber equipment and power equipment at existing sites to keep such assets in service.
(e)	Corporate capital expenditure, which is non-discretionary in nature, consists primarily of routine spending on information technology infrastructure.

Consolidated net leverage ratio

We define consolidated net leverage ratio as the ratio of consolidated net leverage (being the aggregate outstanding indebtedness of IHS Holding Limited and its restricted subsidiaries on a consolidated basis) to consolidated Adjusted EBITDA for the most recently ended four fiscal quarters (“LTM Adjusted EBITDA”), as further adjusted to reflect the provisions of the indentures governing the Senior Notes(1). We use LTM Adjusted EBITDA to maintain as much consistency as possible with the calculations established by our debt covenants included in the indentures relating to our Senior Notes.

We believe consolidated net leverage ratio is useful to investors and is used by our management for managing capital resources. Consolidated net leverage ratio is not a measure of performance under IFRS Accounting Standards and accordingly, investors and prospective investors should not place undue reliance on this measure.

The following is a reconciliation of the consolidated net leverage ratio as of June 30, 2025, March 31, 2025, December 31, 2024 and June 30, 2024, including a reconciliation of consolidated net leverage to the most directly comparable IFRS measure, which is borrowings:

	June 30,	March 31,	December 31,	June 30,
	2025	2025	2024	2024
	$'million	$'million	$'million	$'million

Borrowings	3,239.6	3,382.6	3,347.9	3,579.7
Lease liabilities	614.3	574.8	552.6	582.8
Less: Cash and cash equivalents	(533.1)	(629.0)	(578.0)	(445.7)
Consolidated net leverage	3,320.8	3,328.4	3,322.5	3,716.8

LTM Adjusted EBITDA	993.4	995.8	928.4	948.3
Adjustments related to disposals	(15.5)	(21.7)	(28.1)	-
	977.9	974.1	900.3	948.3

Consolidated net leverage ratio	3.4x	3.4x	3.7x	3.9x

(1)	“Senior Notes” refers to the 2026 Notes, the 2027 Notes, the 2028 Notes, the 2030 Notes and the 2031 Notes, collectively.

Rounding

Certain numbers, sums, and percentages in this press release may be impacted by rounding. Percentages have been calculated from the underlying whole-dollar amounts for all periods presented. In addition, from the first quarter of 2025, the Group has changed its rounding presentation from thousands to millions, except as otherwise indicated including in the case of per share data,  and, as a result, any necessary rounding adjustments have been made to prior period disclosed amounts. This change is not material and does not impact the comparability of our financial information.